UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 2)*

Tellurian Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

 87968A104

(CUSIP Number)

October 8, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 87968A104	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Chatterjee Fund Management, L.P.
2	[CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP] (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0% (*)
12	TYPE OF REPORTING PERSON (See instructions) PN

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

CUSIP No. 87968A104	13G	Page 3 of 5 Pages

1	NAME OF REPORTING PERSONS Purnendu Chatterjee
2	[CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)] (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) IN

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

Item 1.

(a)	Name of Issuer

Tellurian Inc.

(b)	Address of Issuer's Principal Executive Offices:

1201 Louisiana Street, Suite 3100, Houston, TX, 77002

Item 2.

(a)	Name of Person Filing:

Item 2(b) is amended as follows:

This Amendment No. 2 (this “Amendment No. 2”) to the Schedule 13G initially filed on December 22, 2023, as amended by Amendment No.1 filed on February 12, 2024 (the “Schedule 13G”) is being jointly filed by (i) Chatterjee Fund Management, L.P., a Marshall Islands limited partnership (“CFM”) and (ii) Purnendu Chatterjee (“Dr. Chatterjee” and, together with CFM, the “Reporting Persons”) on October 15, 2024. The Reporting Persons have entered into a Joint Filing Agreement, dated as of December 22, 2023, a copy of which is attached to the Schedule 13G.

Item 4.	Ownership:

(a)	Amount beneficially owned:

Item 4(a) is amended to include the following:

See row 9 of cover page of reporting person.

As of October 8, 2024, each of Dr. Chatterjee and CFM beneficially owned 0 shares of Common Stock.

This statement shall not be construed as an admission by any of the Reporting Persons that it is the beneficial owner of any of the securities covered by this statement, and each Reporting Person disclaims beneficial ownership of any such securities. In addition, the Reporting Persons and other entities named in this Amendment No. 2 may be deemed to constitute a “group” for purposes of Section 13(d) of the Act. Neither the filing of this Amendment No. 2 nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Section 13(d) of the Act or for any other purpose, and each of the Reporting Persons and other entities named in this Amendment No. 2 disclaims the existence of any such group.

(b)	Percent of class: See row 11 of cover page of reporting persons.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See row 5 of cover page of reporting persons.

(ii)	Shared power to vote or to direct the vote: See row 6 of cover page of reporting persons and note in Item 4(a) above.

(iii)	Sole power to dispose or to direct the disposition of: See row 7 of cover page of reporting persons.

(iv)	Shared power to dispose or to direct the disposition of: See row 8 of cover page of reporting persons and note in Item 4(a) above.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 15, 2024

Chatterjee Fund Management, L.P.

/s/ Punmendu Chatterjee

By: Purnendu Chatterjee
Title: General Partner

Purnendu Chatterjee

/s/ Purnendu Chatterjee